SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                  Universal Standard Medical Laboratories, Inc.

                                (Name of Issuer)

                           Common stock, no par value

                         (Title of Class of Securities)

                                    913839106

                                 (CUSIP Number)

            Barbara McDonald; WestSphere Group; P.O. Box 309 63 SMB, Grand Cayman, Cayman Islands, B.W.I., Tel.: 809-949-9845

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 19, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /
Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  913839106

                     1)    Names of Reporting Persons S.S. or I.R.S.
                           Identification Nos. of Above Persons. . . . . . . .

                                WestSphere Funding, Ltd.
                     2)    Check the Appropriate Box if a Member of a
                           Group (See Instructions). . . . . . . . . . . . . . .
                                (a). . . . . . . . . . . . . . . . . . . . ./ /
                                (b). . . . . . . . . . . . . . . . . . . . ./ /

                     3)    SEC Use Only. . . . . . . . . . . . . . . . . . . . .

                     4)    Source of Funds

                                See Item 3 . . . . . . . . . . . . . . . . . . .
                     5)    Check if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e). . . . . . . . . . / /

                     6)    Citizenship or Place of Organization

                                The Cayman Islands
     Number of             7)  Sole Voting Power
Shares Beneficially             None
      Owned by
   Each Reporting          8)  Shared Voting Power
    Person With                 None

                           9)  Sole Dispositive Power
                                None
                           10) Shared Dispositive Power
                                None

                     11)   Aggregate Amount Beneficially Owned by Each
                           Reporting Person. . . . . . . . . . . . . . . . . .0
                     12)   Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions). . . . . . . . ./ /

                     13)   Percent of Class Represented by Amount in Row (11)

                                0.0%

                     14)   Type of Reporting Person

                                CO

Item 1.   Security and Issuer.

          This statement relates to the common stock, no par value per share (the "Shares"), of Universal Standard Medical Laboratories, Inc., a Michigan corporation (the "Company"). The Company's principal executive office is located at 21705 Evergreen Road, Southfield, Michigan 48075.

Item 2.   Identity and Background.

          This statement is being filed on behalf of WestSphere Funding, Ltd. ("Funding").

          Funding is a corporation organized under the laws of the Cayman Islands, B.W.I. Funding II, LP is a limited partnership organized under the laws of Delaware. Funding maintains its principal place of business at c/o Maples and Calder, Cayman International Trust Building, P.O. Box 309, Panton Avenue, Kirk House, Grand Cayman, Cayman Islands, B.W.I.; mailing address: P.O. Box 309 63 SMB, Grand Cayman, Cayman Islands, B.W.I.

          Funding's principal business is the acquisition of U.S. companies through the provision of equity investments.

          Funding is party to a management agreement with WestSphere Capital Associates, L.P., a Delaware limited partnership ("WCA"), pursuant to which WCA has the authority to manage the assets, including any Shares owned by Funding WestSphere Capital Inc., a Delaware corporation ("WCI"), is the general partner of WCA, and, therefore, may be deemed to be an entity controlling Funding. WCI manages the business of WCA. The address of each of WCA and WCI is c/o WestSphere Capital Associates, L.P., 55 East 50th Street, 13 floor, New York, New York 10022.

          Information concerning the executive officers and directors of each of Funding, WCA and WCI is set forth in Schedule A to this statement. Neither Funding nor, to the best of our knowledge, WCA, WCI or any person named in Schedule A, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.

          Portfolio Investment Company Limited ("PICL"), a Cayman Islands corporation, acquired 300,018 Shares from Funding pursuant to a Subscription and Share Purchase Agreement, dated September 19, 1996, enclosed hereto as Exhibit 1 (the "Subscription and Share Purchase Agreement") and incorporated by reference herein. PICL acquired the Shares with the proceeds of the offering outside of the United states pursuant to Regulation S of the Securities Act of 1933, as amended, of US$8,000,000 of 9 1/4% Notes Due 1999 (the"Notes").

Item 4.   Purpose of Transaction.

          Funding sold its directly held Shares to PICL in order to obtain funds to repay certain obligations owed by Funding and otherwise restructure its investment portfolio. Through the subscription of 4,875 shares of PICL, representing a 9.75% ownership of that entity, Funding has maintained a indirect beneficial interest in 212,376 Shares. Depending upon the Company's business and prospects, and upon future developments (including, without limitation, performance of the Shares in the market, availability of funds to PICL to pay its obligations under the Notes and general economic conditions), PICL may from time to time dispose of all or a portion of the Shares it holds. Funding, in turn (or persons who may be deemed to be affiliated with Funding), may from time to time purchase Shares, either from PICL or unaffiliated parties. Any purchases by Funding (or affiliates) may be in the open market or privately negotiated transactions, or otherwise. Funding is contractually obligated to repurchase up to 945,349 Shares if PICL exercises a put right under the Subscription and Share Purchase Agreement.

     Funding continues to hold warrants for the purchase of up to 83,117 Shares. Other than this, Funding disclaims any other continuing beneficial interest in the Shares.

     Except as described in this Item 4, Funding has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporation transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) The table below sets forth the number and percentage of Shares directly and indirectly held by each person named in Item 2 above:

                  Number of    Number of      Number of
                    Shares       Shares        Shares        Approximate
Filing Party       Directly    Indirectly   Directly and     Percentages
                     Held         Held       Indirectly
                                                Held

Funding           83,1170<F1>            0         83,117<F1>      1.3%<F3>

WCA<F2>                -           480,517        480,517         38.8%<F3>
WCI<F2>                -           480,517        480,517         38.8%<F3>

____________________
[FN]
<F1> Reflects warrants for the purchase of 83,117 Shares.

<F2> Includes the Shares sold by Funding to PICL and all other Shares acquired and owned by PICL.  This number also includes 45,710 Shares held by CLF, Ltd.,
173.465 Shares held by CLF L.P., both entities controlled by WCA, and warrants held by affiliates of WCA and WCI to purchase 83,117 Shares. PICL has entered into a Management Agreement whereby WCA will have investment power including the power to dispose, or to direct the disposition of the Shares, and therefore WCA may be deemed to be the beneficial owner of the Shares directly owned by PICL. WCI is the general partner of WCA, and therefore may be deemed to be the beneficial owner of the Shares directly owned by PICL. WCA and WCI disclaim this beneficial interest.

<F3> Percentages of beneficial ownership are calculated assuming 6392,000
Shares issued and outstanding as of December 31, 1996, as reported in the Company's Annual Report on Form 10-K.

          (b) Funding has no power to vote the Shares beneficially owned by it except indirectly through exercise of its rights as shareholder of PICL.

          (c) Funding sold 300,018 Shares to PICL on September 19, 1996 as described in Items 3 and 4.

          (d)  Not applicable.

          (e)  September 19, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Subscription and Share Purchase Agreement, Funding has agreed to purchase up to 212,376 Shares at the option of PICL at a price to be determined on the basis of the number of Shares then held by PICL and certain obligations owed by PICL.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1. Subscription and Share Purchase Agreement dated September 19, 1996.

                                   SCHEDULE A

                        Directors and Executive Officers

          Except as set forth below, the business address of each person is c/o WestSphere Capital Associates, L.P., 55 East 50th Street, 13 floor, New York, New York 10022.

Directors of Funding                Present Principal Occupation.


(a) Jose Bohorquez                  Director of Equity

(b) Ryhal Gallagher                 Director of Equity


General Partner of WCA

        WCI

Executive Officers of WCA

Eduardo Bohorquez              Chief Executive Officer

Nicholas Peters                Managing Director

Joseph J. Vadapalas            Managing Director


Directors and Executive Officers of WCI

Eduardo Bohorquez              President and Chief Executive Officer

Nicholas Peters                Executive Vice President

Joseph J. Vadapalas            Executive Vice President


Citizenship of Directors and Executive Officers

(a) Jose Bohorquez             Colombia
(b) Eduardo Bohorquez          United States
(c) Joseph J. Vadapalas        United States
(d) Ryhal Gallagher            Republic of Ireland

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               WESTSPHERE FUNDING, LTD.



                               By:    /s/ Joseph J. Vadapalas
                                   Joseph J. Vadapalas
                                   Its:  Authorized Signatory

Date:  September 30, 1996

                                  EXHIBIT INDEX


Exhibit 1.     Subscription and Share Purchase Agreement, dated September 19,
               1996.